UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2015

Commission File Number 001-36125

ABENGOA, S.A.

(Exact name of registrant as specified in its charter)

Not applicable

(Translation of registrant’s name into English)

Campus Palmas Altas

C/ Energía Solar 1

41014, Seville, Spain

Tel: +34 954 93 71 11

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

ABENGOA, S.A.

FORM 6-K

On September 29, 2015, Abengoa launched consent solicitations in respect of its €250,000,000 4.50%. Senior Unsecured Convertible Notes due 2017 (“2017 Convertible Notes”), its €400,000,000 6.25%. Senior Unsecured Convertible Notes due 2019 (“2019 Convertible Notes”), and its US$279,000,000 5.125%. Exchangeable Notes due 2017 (“2017 Exchangeable Notes”), in order to provide its 2017 Convertible Notes, 2019 Convertible Notes and 2017 Exchangeable Notes with the same level of guarantees that its high yield notes currently have.

Seville, 29 September 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA, S.A.

Date: September 29, 2015	By:	/s/ Daniel Alaminos Echarri
Name: Daniel Alaminos Echarri
Title: General Secretary